Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

KAYDON CORPORATION

ARTICLE I.

Name. The name of the corporation is Kaydon Corporation.

ARTICLE II.

Registered Address and Agent. The address of the Corporation’s registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name and address of the registered agent for service of process on the Corporation in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

ARTICLE III.

Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law as presently in effect or as it may hereafter be amended.

ARTICLE IV.

A.    Capitalization. The total number of shares of stock which the Corporation shall have authority to issue is One Hundred (100), consisting of One Hundred (100) shares of Common Stock, no par value per share.

B.    Stock Certificates. The powers, designations, preferences and relative, participating, optional, or other special rights of the stock and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of any certificate which the Corporation shall issue to represent such stock; provided that, except as otherwise provided in the Delaware General Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of the stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ARTICLE V.

Directors. The number of directors of the Corporation shall be such as from time to time shall be fixed by or in the manner provided in the bylaws. Unless required by the bylaws of the Corporation, the election of directors to the Board of Directors need not be by written ballot.

ARTICLE VI.

Amendment of Bylaws. The Board of Directors shall have the power to make, alter, or repeal the bylaws of the Corporation. The fact that such power has been so conferred upon the Board of Directors shall not divest the stockholders of the power nor limit their power to make, alter, or repeal the bylaws.

ARTICLE VII.

Exculpation from Liability. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such directors may be liable (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors shall be eliminated and limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The elimination and limitation of liability provided herein shall continue after a director has ceased to occupy such position as to acts or omissions occurring during such director’s term or terms of office. Any repeal or modification of this Article VII shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VIII.

The Corporation reserves the right to amend, alter or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed by statute, and all rights of stockholders herein are subject to this reservation.

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